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SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH, D.C.
151
SECTION


07004729

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15517

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYLIFE Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 Madison Avenue
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph O'Neill (212) 351-6006 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Joseph O'Neill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYLIFE Securities Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VALERIE EDWARDS GOUARI
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01ED6091240
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES APRIL 28, 2007

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



NYLIFE Securities Inc.
(An affiliate of New York Life Insurance Company)
Index
December 31, 2006

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
NYLIFE Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NYLIFE Securities Inc. (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2007

NYLIFE Securities Inc.
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	10,663,213
Receivable from NYLIFE Distributors LLC		5,544,514
Receivable from affiliates		67,494
Commissions receivable		2,454,923
Fee income receivable		333,700
Prepaid expenses		628,354
Fixed assets, net of accumulated depreciation of $5,076,543		413,069
Deferred tax asset		931,218
Total assets	$	21,036,485
Liabilities and Stockholder's Equity		
Liabilities		
Payable to New York Life Insurance Company	$	4,733,490
Accrued commission expense		3,634,240
Accrued litigation expense		1,045,410
Federal income taxes payable to New York Life Insurance Company		60,784
Other accrued liabilities		61,916
Securities sold not yet purchased		21,358
Total liabilities		9,557,198
Total stockholder's equity		11,479,287
Total liabilities and stockholder's equity	$	21,036,485

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

NYLIFE Securities Inc. (the "Company"), a wholly owned subsidiary of NYLIFE LLC (a wholly owned subsidiary of New York Life Insurance Company, ("NYLIC")) is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Company has entered into a soliciting dealer agreement with NYLIFE Distributors LLC ("Distributors"), a wholly owned subsidiary of New York Life Investment Management Holdings LLC, whereby the Company charges Distributors commissions for sales of the MainStay Funds by the Company's registered representatives, for which the Company's registered representatives are generally paid commissions.

Under various contractual agreements with unrelated financial institutions, the Company receives commissions from the financial institutions for sales of open-end mutual fund products, for which the Company's registered representatives are generally paid commissions.

The Company receives commissions for acting as introducing broker for clients and uses a non-affiliated clearing broker, on a fully disclosed basis, to perform trade execution, clearance, settlement and related activities.

The Company, under an agreement with New York Life Insurance and Annuity Corporation ("NYLIAC"), a wholly owned subsidiary of NYLIC, directs and supervises NYLIAC's sale of variable annuity contracts and variable life insurance policies through separate accounts maintained by NYLIAC. The Company's expenses incurred in connection with the offering of these products are billed to NYLIC.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities transactions are recorded on trade date.

Short-term investments with original maturities of three months or less are considered cash equivalents. At December 31, 2006, such short-term investments consist of commercial paper carried at its amortized cost of $10,547,154, which approximates market value.

Fixed assets are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to ten years. Assets acquired in 2000 and prior have been depreciated utilizing a half-year convention. Cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal.

Current income taxes are provided on taxable earnings at the appropriate statutory rate applicable to such earnings. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities.

3. Related Parties Transactions

Commissions receivable and accrued commission expense on the statement of financial condition includes $1,041,138 and $2,848,375, respectively, of transactions with affiliates.

The Company is party to a service agreement with NYLIC, whereby NYLIC provides services to the Company. The Company is charged for these services based upon separately identifiable actual costs incurred where NYLIC acts as paymaster on behalf of the Company. The services include personnel, office space, other services, and administrative. The Company is also charged administrative expenses from NYLIC which are specifically identifiable to the Company or incurred by NYLIC principally through analyses of time spent on matters relating to the Company or pursuant to agreed upon formulas.

4. Credit Risk

The Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a customer's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to this right.

In addition, the Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all customers with which it conducts business.

5. Income Taxes

The Company is a member of an affiliated group which joins in the filing of a consolidated federal income tax return with NYLIC. Estimated payments for taxes are made between the members of the consolidated group during the year. State and local returns are filed separately; minimum taxes are paid to state and local jurisdictions.

At December 31, 2006 the Company has a deferred tax asset of $931,218 attributable to the following temporary differences between the financial reporting and the tax basis of assets:

Deferred Tax Assets	
Accrued	$ 298,365
Depreciation	624,948
Charitable contributions	7,905
Deferred tax asset	$ 931,218

As of December 31, 2006, the Company has state and local net operating losses of $14,634,222, which will expire between 2009 and 2019. The 2006 deferred tax asset relating to net operating losses is $843,626. A full valuation allowance against the deferred tax asset relating to the net operating losses have been established based on management's belief that it is more likely than not that the deferred tax asset will not be realized. The Company does not have any federal net operating losses as they were fully utilized in the group's consolidated tax return. The Company converted to a limited liability company as of January 1, 2007. The state and local net operating losses will terminate at conversion.

The Company is reimbursed for its deferred tax assets on an annual basis to the extent they are utilized in the group's consolidated tax return through a tax allocation agreement with its parent. A valuation allowance against the Company's other deferred tax assets is not considered necessary because it is more likely than not that those deferred tax assets will be realized.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250,000. At December 31, 2006, the Company had net capital, as defined under such rules, of $4,122,909 which was $3,872,909 in excess of its required net capital of $250,000.

7. Contingencies

In the normal course of business, the Company has been named a defendant in various legal matters. The Company is also from time to time involved in governmental, administrative, and investigative proceedings and inquiries. Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, the Company believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on the Company's operating results for a given year.

8. Subsequent Event

On January 1, 2007, the Company converted to limited liability company.

END